October 4, 2024

VIA EDGAR

Securities and Exchange Commission
Office of Registration and Reports
100 F Street, N.E.
Washington, D.C. 20549

    Re: Connetic Venture Capital Access Fund – File No. 811-23906
             Rule 17g-1(g) Fidelity Bond Filing

Dear Sir or Madam:

Enclosed for filing, on behalf of Connetic Venture Capital Access Fund, pursuant to
Rule 17g-1(g) of the Investment Company Act of 1940, as amended, please find the following:

1.   a copy of the fidelity bond issued by Travelers (the "Fidelity Bond"), which reflects the Fund's aggregate coverage under the Fidelity Bond of $350,000 for the period September 20, 2024, through September 20, 2025; and

2.   a Certificate of the Secretary of the Fund containing the resolutions of the Board of Trustees of the Fund approving the amount, premium, type, form and coverage of the Fidelity Bond.

The Fund maintains an insured bond in the amount of $350,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1. The premium amount of $2,162.20 for the bond period September 20, 2024, through September 20, 2025, has been paid.

                    Very truly yours,

                    Connetic Venture Capital Access Fund

                    /s/Jaclyn Reed
                    Jaclyn Reed
                    Secretary


BOND NO. 108129100

Travelers Casualty and Surety Company of America
Hartford, Connecticut
(A Stock Insurance Company, herein called the Company)

ITEM 1 **INSURED:**

CONNETIC VENTURE CAPITAL ACCESS FUND

Principal Address:
910 MADISON AVE
COVINGTON, KY 41011-3112

(hereinafter, "Insured")

ITEM 2 **POLICY PERIOD:**

Inception Date: September 20, 2024   Expiration Date: September 20, 2025
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3 **ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:**

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
   P.O. Box 2989
   Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
   One Tower Square, MN06
   Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4 If "*Not Covered*" is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

INSURING AGREEMENT		SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
A. FIDELITY			
Coverage A.1.	Larceny or Embezzlement	$350,000	$0
Coverage A.2.	Restoration Expenses	Not Covered	

B. ON PREMISES	$350,000	$25,000
C. IN TRANSIT	$350,000	$25,000
D. FORGERY OR ALTERATION	$350,000	$25,000
E. SECURITIES	$25,000	$25,000
F. COUNTERFEIT MONEY **AND COUNTERFEIT MONEY ORDERS**	$350,000	$25,000
G. CLAIM EXPENSE	$25,000	$5,000
H. STOP PAYMENT ORDERS OR **WRONGFUL DISHONOR OF CHECKS**	$100,000	$25,000
I. COMPUTER SYSTEMS		
Coverage I.1. Computer Fraud	$350,000	$25,000
Coverage I.2. Fraudulent Instructions	$350,000	$25,000
Coverage I.3. Restoration Expense	Not Covered	
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$25,000

ITEM 5   PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6   DISCOVERY PERIOD:

Additional Premium Percentage: 100% of the annualized premium

Additional Months: 12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7   FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

AFE-19038-1119; IVBB-16001-0116; IVBB-19044-0518; IVBB-19045-0319; IVBB-19046-0919; IVBB-19038-0422; IVBB-18013-0116

PRODUCER INFORMATION:

BYRNE\BEN\LLC
9401 WILLIAMSBURG PLZ STE 100
LOUISVILLE, KY 40222

_____
Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.



President   Corporate Secretary

SECRETARY'S CERTIFICATE

I, Jaclyn Reed, Secretary of Connetic Venture Capital Access Fund (the "Fund"), hereby certify that the following resolutions were adopted by the Board of Trustees of the Fund, including a majority of the Trustees who are not "interested persons" of the Fund, at a meeting duly called and held on January 26, 2024, at which a quorum was present and acting throughout:

RESOLVED, that giving due consideration to the anticipated value of the aggregate assets of the Fund, the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund's portfolios, the nature and method of conducting the Fund's operations and the accounting procedures and controls of the Fund, the coverage against larceny and embezzlement provided under the Fidelity Bond issued by Travelers Casualty and Surety Company of America in the amount of $350,000 is approved by the Board (including a majority of such Trustees who are not "interested persons" of the Fund, as such term is defined in 1940 Act, as to amount and form, and therefore, the appropriate officers of the Fund are authorized to cause the Fund to obtain the Bond on behalf of the Fund in the amount designated above;

FURTHER RESOLVED, that the payment by the Fund of a premium of $2,162.20 for the Fidelity Bond, for the period from September 20, 2024, to September 20, 2025, is approved; and

FURTHER RESOLVED, that the President, Secretary, or Treasurer of the Fund are the designated officers who shall be responsible for the filing and the notices required by Paragraph (g) of Rule 17g-1 under the 1940 Act concerning the Fidelity Bond.

I further certify that the foregoing resolutions of the Boards of Trustees remain in full force and effect as of the date hereof.

IN WITNESS WHEREOF, I have executed this certificate this 4th day of October 2024.

/s/ Jaclyn Reed
Jaclyn Reed, Secretary